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OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67988

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/2016_____ AND ENDING _____12/31/2016_____

　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　**Telsey Advisory Group LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, 12th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Ekstein　　　　　　　　　　　　　　　　　　　　　　　212-584-4604

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name -- if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)　　　**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Leigh Ekstein___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Telsey Advisory Group LLC___ , as of ___December 31___ ,20 _16_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

Vice Chairman
_____
Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTNG FIRM

DECEMBER 31, 2016

TELSEY ADVISORY GROUP LLC

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Telsey Advisory Group LLC

We have audited the accompanying statement of financial condition of Telsey Advisory Group LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Telsey Advisory Group LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 15, 2017

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	1,539,692
Cash segregated in compliance with federal regulations		21,687
Accounts receivable		338,988
Receivable from clearing broker, including clearing deposit of $250,000		826,834
Securities pledged under subordinated loan agreement		3,000,000
Security deposits and other assets		531,809
Due from Parent		512,396
Property and equipment, net		60,648
	$	6,832,054

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	989,316
Soft dollar payables		6,640
Deferred revenue		59,198
Total liabilities		1,055,154
Liabilities subordinated to claims of general creditors		3,000,000
Members' equity		2,776,900
	$	6,832,054

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Telsey Advisory Group LLC (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware on May 28, 2008. The Company's operations consist primarily of generating and distributing financial equity research to institutions, providing investment banking services and institutional trading.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker-dealer in March 2009.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 17, 2017. Subsequent events have been evaluated through this date.

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2016.

Revenue Recognition

The Company recognizes research revenue as earned, based on the services provided and information obtained from its clients. Cash collected in advance of the services provided is recorded as deferred revenue.

The Company recognizes commission revenue and expenses on a trade-date basis.

Fair Value of Financial Instruments

At December 31, 2016, the carrying value of the Company's financial instruments, such as, cash, accounts receivable, receivable from clearing broker, and due from parent, approximate their fair values due to the nature of their short term maturities.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Receivable from Clearing Brokers

The Company has a clearing agreement with Broadcort, a division of Merrill Lynch (the "Clearing Broker"). The Clearing Broker clears the Company's security transactions and the Company is required to maintain certain deposits with the Clearing Broker.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Computer and office equipment	3 years
Furniture and fixtures	5 years
Website development	3 years
Leasehold improvements	Term of lease

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Soft Dollar Payables

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of Section 28(e) of the Securities Exchange Act of 1934 and that customers have appropriately disclosed and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax returns of the individual members. The Company is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach to financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

---

1.   Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Equity-Based Compensation

The Company complies with GAAP, which establishes standards for accounting for transactions in which an entity exchanges equity-based awards for goods and services. GAAP requires an entity to measure the cost of employee services received in exchange for equity-based awards on the grant date fair value of the awards. The grant date fair value of employee equity interests and similar instruments are calculated using a third party valuation.

GAAP requires all equity-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the financial statements based on their fair values. GAAP requires an estimate of future forfeitures which has an impact on equity-based compensation expense.

Since the Company's membership interests are not publicly traded and it is therefore difficult to estimate the volatility of the Company's membership interest, the volatility estimate used in calculating the fair value of the membership interests has been determined based on a review of the volatility of companies considered by a third party valuation company and management to be comparable to the Company. GAAP requires the Company to measure the membership interests based on an appropriate industry sector index, instead of the expected volatility of its membership interests.   The third party valuation company utilized this comparable company analysis because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of the Company's membership interests.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

2. Property and equipment

Property and equipment consist of the following at December 31, 2016:

Computer and office equipment	$	315,340
Furniture and fixtures		33,125
Website development		223,197
Leasehold improvements		147,154
		718,816
Less accumulated depreciation and amortization		658,168
	$	60,648

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $4,333,000, which was approximately $4,083,000 in excess of its minimum net capital requirement of $250,000.

4. Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and (k)(2)(ii).

5. Soft dollar payables

The Company has soft dollar arrangements with certain clients within the provisions of Rule 28(e) which establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Certain clients are not required to follow Rule 28(e), and these expenses are paid on their behalf by the Company, as directed and approved by them.

The Company has a restricted cash account segregated on the statement of financial condition in accordance with SEC Rule 15c3-3(k)(2)(i) of approximately $22,000, related to proceeds from soft dollar transactions. The Company disburses this cash to third parties on behalf of its customers following Rule 28(e) requirements and on behalf of customers paying for services outside of 28(e) if the Company is satisfied that customers have appropriately disclosed to and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

6. Related party transactions

Pursuant to an expense sharing agreement, as effectively modified in 2014, (the "Agreement") with Telsey Holdings LLC (the "Parent"), the Company recognizes certain expenses based on the terms and conditions per the Agreement. Rent expense to a related party amounted to approximately $237,000 for the year ended December 31, 2016. The amount due from Parent was approximately $512,000 at December 31, 2016. This includes reimbursement for expenses of approximately $523,000 paid by the Company for work performed by the Parent.

7. Commitments

Operating Lease

The Company entered into operating leases which expire through September 2018, and are subject to escalations for increases in real estate taxes and other operating costs. The Company subleases one of its offices, which expires in September 2018.

Future minimum annual rental payments are as follows:

	Gross Rental Payments	Sublease Income	Net Rental Payments (Receipts)
Year Ending December 31,			
2017	$ 470,521	$ (91,000)	$ 379,521
2018	64,426	(70,000)	(5,574)
	$ 534,947	$ (161,000)	$ 373,947

Letter of Credit

The Company has an irrevocable standby letter of credit in the form of a CD of approximately $251,000, in connection with an office lease. The CD is included in security deposits and other assets on the accompanying statement of financial condition.

8. Equity-based compensation

The Company accounts for membership interests granted to employees in accordance with GAAP. GAAP requires a nonpublic entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

---

8. Equity-based compensation (continued)

During 2016, Telsey Holdings LLC (the "Parent") did not authorize the issuance of its membership interests ("Granted Members Interests") to the Company.

The following table summarizes the Granted Membership Interest activity, at the time of grant, for the year ended December 31, 2016:

Grant Date	Number of Grantees	Vesting Condition	Vested Membership Percentage	Forfeited Membership Percentage
August 20, 2014	1	4 years	100%	26%

The following table summarizes the fair value of the Granted Membership Interests for the year ended December 31, 2016, and the compensation costs recognized, as well as the remaining amount of compensation costs to be recognized in future years:

Grant Date	Number of Grantees	Fair Value of the Aggregate Membership Interest	Compensation Cost Recognized in 2016	Compensation Cost to be Recognized in Future Years	Recognition Period for Remaining Compensation Cost
August 20, 2014	1	$ 711	$ 175	$ -	-

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

9. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company did not make contributions to the Plan for the year ended December 31, 2016.

10. Liabilities subordinated to claims of general creditors

The Company had a $3,000,000 subordinated loan agreement at December 31, 2016, which was in accordance with agreements approved by FINRA. The subordinated loan agreement matures October 31, 2018 and bears interest at 6% per annum.